                                    9 Main Street, Berlin NH  03570
May 24, 2007

VIA EDGAR AND VIA FEDERAL EXPRESS

Jessica Livingston, Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
One Station Place Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

RE:
Northway Financial, Inc.
Schedule 13E-3 filed April 16, 2007
File No. 005-78592
Preliminary Proxy Statement on Schedule 14A
File No. 000-23129-33

Dear Ms. Livingston:

This letter is submitted on behalf of Northway Financial, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Schedule 13E-3 filed with the Commission on April 16, 2007 and the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on April 13, 2007 (the “Preliminary Proxy Statement”), as set forth in your letter, dated May 15, 2007 (the “Comment Letter”), to Mr. Richard P. Orsillo. The Company is concurrently filing Amendment No. 2 to the Schedule 13E-3 and Amendment No. 1 to the Preliminary Proxy Statement (together, the “Amendments”), which include changes principally to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Schedule 13E-3 and the Preliminary Proxy Statement and page references in the responses refer to the Amendments.

Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, Northway hereby requests that the information provided supplementally to the Commission with this response be returned. In accordance with this rule, Northway has provided this supplemental disclosure in hard copy only and has not submitted this information to the Commission electronically via EDGAR.

Preliminary Proxy Materials

General

1.	In your amended filing, please include the cover page of the Schedule 14A and all of the information it requires.

Response: In response to the Staff’s comments, the Company has added the cover page of Schedule 14A and all of the information it requires.

2.	Please revise the proxy statement to clarify that it is in preliminary form.

Response: In response to the Staff’s comments, the Company has revised the proxy statement to clarify that it is in preliminary form.

3.	Please include page numbers in all drafts of the document.

Response: In response to the Staff’s comments, the Company has added page numbers to the document.

Stockholder Letter

4.
Please revise so that the primary purpose of this transaction is more prominent. Please disclose either in proposal (1) or immediately following the three listed proposals that the primary effect of the transaction is to terminate the registration of Northway’s common stock and to suspend its reporting obligations with the SEC. Make corresponding changes in the Summary.

Response: In response to the Staff’s comments, the Company has revised proposal (1) of the Stockholder Letter to indicate that the primary purpose and effect of this transaction is to reduce the number of shareholders of recorded below 300, terminate the registration of the common stock, and suspend Northway’s reporting obligations with the SEC.

Proxy Statement Cover Page

5.	Please revise to state that a majority vote is required for the proposals to pass, and that approximately 15% of the shares are owned by insiders and are expected to be voted in favor.

Response: In response to the Staff’s comments, the Company has revised the cover page to indicate that a majority vote is required for the proposals to pass, and that approximately 15% of the shares are owned by insiders who have indicated they will vote in favor of the proposals.

6.	Disclose prominently here or in the letter to shareholders that dissenters’ rights are available to shareholders who perfect dissenters’ rights.

Response: In response to the Staff’s comments, the Company has revised the cover page to disclose prominently that dissenters’ rights are available to shareholders who perfect them.

Forward-Looking Statements

7.
We note your reference to the Private Securities Litigation Reform Act. Section 27A(b)(1)(E) of the Securities Act of 1933 and Section 21E(b)(1)(E) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with going-private transactions. Please delete the reference to the Reform Act safe harbor or revise to clearly state that its protections do not apply to forward-looking statements made in connection with this transaction.

Response: In response to the Staff’s comments, the Company has revised the reference to the Reform Act on page ii to clarify that its protections do not apply to forward-looking statements made in connection with this transaction.

Summary Term Sheet

8.
The summary term sheet should provide a summary of the disclosure and not merely a cross reference to the body of the document. In this regard, we note in particular the sections “Reasons for the Split Transaction” and “Interests of Certain Persons in the Split Transaction.” Please revise.

Response: In response to the Staff’s comments, the Company has revised the summary term sheet to provide a more detailed summary of the disclosure in the sections “Reasons for the Split Transaction” and “Interests of Certain Persons in the Split Transaction.”

9.
The introductory paragraph at the beginning of this section states that Northway intends for street name beneficiaries to be treated in the same way as beneficial owners for purposes of the reverse stock split, but that nominees “may choose not to effect the split transaction on street name shares.” Shareholders must understand the impact of the reverse stock split on them in making an informed voting decision. How can their vote be informed if they are not able to determine whether they will continue as a shareholder of Northway or not, because this will be determined by the nominee through which they hold their shares? Even if as you suggest shareholders can call their nominees to learn this information, this would appear to be treating similarly situated shareholders differently, depending on the actions of the nominees and would also appear to constitute material information that does not appear in the proxy statement. With a view to further disclosure, explain in your response letter what Northway can do to eliminate these problems and to ensure that shareholders receive in the proxy statement all of the disclosure they need to make an informed vote on the proposals.

Response: There are approximately 42 brokers who hold shares as nominees for beneficial owners. In response to the Staff’s comments, the Company, through an investment community intermediary, is prepared to send a letter to each such broker requesting: (1) that the broker effect the stock split on behalf of the beneficial owner; or (2) forward the proxy materials to the beneficial owners, inform the beneficial owners that they do not intend to cash out any beneficial owner who holds fewer than 400 shares, advise them of the steps that can be taken by such stockholders to receive cash for their shares, and offer to facilitate such steps. However, the brokers may view their business practice in this regard as a proprietary matter between themselves and their clients, and accordingly there can be no assurance that they will forward the materials as requested or even inform us how the intend to proceed. The Company invites advice from the Staff as to how to further clarify the situation for street name holders.

10.
See our comment no. 9 above. Subject to possible revision to the disclosure document in response to that comment, consider the need to explain or define the difference between holding shares in “street name” versus being an individual record holder. As currently structured, this distinction is important to determining the effect of the adoption of these proposals on an individual shareholder. Although you briefly define “street name” ownership in the “Introduction” section, this term is not explained the first time you use it in the proxy materials, nor is “record” ownership explained.

Response: In response to the Staff’s comments, the Company has added the definition of “street name” both to page 2 of the Summary Term Sheet and to the Questions and Answers section.

11.
Under “Vote Required for Approval,” you note that although the reverse and forward stock splits are two separate proposals, neither of the splits will be implemented unless the reverse stock split is approved by shareholders. Thus it appears that the forward stock split is effectively conditioned on the approval of the reverse stock split. Please indicate this on the proxy card. In addition, in an appropriate section of the proxy statement, note that the reverse stock split may be approved even if the forward stock split is not, and discuss the implications for shareholders.

Response: In response to the Staff’s comments, the Company has revised the “Vote Required for Approval” section to clarify that neither the reverse nor forward stock splits will be implemented unless both proposals are approved by shareholders. The Company has also revised the proxy card to include a note that neither the forward nor the reverse stock split will be implemented unless both are approved by shareholders.

12.
We note that under Item 1 of your Schedule 13E-3 you indicate that the required disclosure is provided in the proxy statement under “Summary Term Sheet” and the Q&A. Please note that Schedule 13E-3 requires the Item 1 information to be disclosed in the Summary Term Sheet of the proxy statement. Please revise accordingly. We note, for example, that the Q&A, but not the Summary Term Sheet, states that the board has determined that the split transaction is advisable and in the best interests of the company’s stockholders.

Response: In response to the Staff’s comments, the Company has revised the Summary Term Sheet to briefly describe the most material terms of the proposed transaction, including, in the “Recommendation of the Board” section of the Summary Term Sheet on pages 5-6, the Board’s determination that the split transaction is advisable and in the best interests of the Company’s stockholders. In addition, the Company has revised Item 1 of the Schedule 13E-3 to remove the reference to the Q&A.

Appraisal Rights

13.	Revise to include the procedures required to perfect holders’ dissenters’ rights.

Response: In response to the Staff’s comments, the Company has revised the “Dissenters’ Rights” section on page 4 of the Preliminary Proxy Statement to include the procedures required to perfect holders’ dissenters’ rights in the Summary Term Sheet.

Questions and Answers

14.	Please revise this section so that it does not unnecessarily repeat the summary, but rather serves a discreet purpose, such as answering the most asked questions or covering mechanical details.

Response: In response to the Staff’s comments, the Company has revised the Questions and Answers section to remove items other than those that are likely to be most asked questions or cover mechanical details of the split transaction. In addition, the Company has expanded disclosure regarding the Board’s final determination of whether to proceed with the transaction.

15.
In a going private transaction, Item 1014 of Regulation M-A requires each filing person to state and support its position regarding the fairness of the transaction to unaffiliated shareholders as a separate group. Please revise under “What is the recommendation of the Board regarding the proposal?” and throughout the proxy statement to make the required fairness determination. Note that in addressing fairness, the Board must address fairness to both those shareholders being cashed out in the reverse stock split, and those who will remain as shareholders of the company going forward.

Response: In response to the Staff’s comments, the Company has expanded the disclosure on page 5 of the Preliminary Proxy Statement to address fairness to both shareholders being cashed out and those who remain as shareholders going forward.

16.	See our comment no. 15 above. Disclose in this section the number and percentage of shares held by insiders who have indicated that they will vote in favor of the reverse and forward splits.

Response: In response to the Staff’s comments, the Company has revised page 5 and throughout the Preliminary Proxy Statement to include in the Q&A the number and percentage of shares held by insiders who have indicated they will vote in favor of the proposals.

Background of the Split Transaction

17.
The statement, “Becoming a non-SEC reporting company will allow us to avoid these costs and expenses” suggests that all the projected costs will be eliminated as a result of the planned transaction. Elsewhere, however, you indicate that the company will continue to provide shareholders with annual reports. Please revise this sentence as appropriate.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 9 to clarify that there will still be costs associated with delivering annual reports to shareholders, but that those are expected to be significantly less than the expected cost of remaining an SEC reporting company.

18.
Although we understand that you filed the Northeast Capital opinion as an exhibit to your Schedule 13E-3, we remind you that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to Schedule 13E-3. This requirement includes final and preliminary reports. For example, confirm on a supplemental basis that you have described in detail all oral presentations made to the board by Northeast Capital concerning the valuation methodologies that it used in preparing its opinion. In addition, you should file as exhibits to the Schedule 13E-3 any materials used to present information to the board such as board books, slides, etc. Some materials which we believe should be filed as exhibits to the Schedule 13E-3 and/or described in the proxy statement include: (i) the June 21, 2006 report by Northeast Capital; (ii) any updates to that report from June through October 2006; (iii) the October 9, 2006 by Northeast Capital; (iv) the December 2006 data prepared by Northeast Capital and presented to management; (v) the January 30, 2007 presentation by Northeast to management; and (vi) any updates or other reports, whether oral or written.

Response: In response to the Staff’s comments, the Company supplementally confirms that it has described in detail all oral presentations by Northeast Capital to the board concerning valuation methods it used. The Company has also filed as exhibits the requested presentations by Northeast Capital. Please note, however, that Northway has not filed as exhibits two reports prepared by Northeast Capital that contain confidential stockholder information, which reports will be provided supplementally with the response.

Substantive Fairness

19.
In identifying as a beneficial factor the opportunity of smaller shareholders to purchase additional shares so as to hold 400+ shares, please revise to take into account your disclosure that because of the limited trading volume of the company’s shares, the chance to purchase additional shares may only be theoretical.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 13 of the Preliminary Proxy Statement to explain the difficulty of purchasing additional shares in order to reach the 400 share threshold.

20.
It is not clear how the fact that stockholders currently receive a limited benefit from the company’s status as a reporting company is a positive factor with respect to the 13e-3 transaction. Please delete or revise to clarify.

Response: In response to the Staff’s comments, the Company has deleted the reference to the fact that stockholders receive limited benefit from the company’s status as a reporting company on page 13 of the Preliminary Proxy Statement.

21.	Similarly delete or revise the bullet point that discusses the infrequent trading of the company’s shares and the limited liquidity of those shares.

Response: In response to the Staff’s comments, the Company, the Company has deleted the reference to the infrequent trading of the Company’s shares and the limited liquidity of those shares on page 13 of the Preliminary Proxy Statement.

22.	Revise to clarify how “certainty of value” is a benefit to non-continuing shareholders.

Response: In response to the Staff’s comments, the Company has deleted the reference to “certainty of value” as a benefit to non-continuing shareholders on page 13 of the Preliminary Proxy Statement.

23.
Expand the first bullet point relating to the potentially negative factors to disclose the significant differences between the periodic, quarterly and annual reports required under the federal securities laws and the reports that you file with the FRB, FDIC and the Commissioner. In addition to the substantive differences, address differences in the timing of disclosure, including the loss of the requirement for current reports.

Response: In response to the Staff’s comments, the Company has expanded the disclosure on page 14 of the Preliminary Proxy Statement to address the substantive differences, as well as the differences in timing, between the reports required under federal securities law and the reports filed with the FRB, FDIC and the Commissioner.

Procedural Fairness

24.	It is not clear how the fact that the transaction is being effected in accordance with state law is a benefit to shareholders. Please revise.

Response: In response to the Staff’s comments, the Company has deleted the reference to the fact that the transaction is being effected in accordance with state law from the list of benefits to shareholders on page 15 of the Preliminary Proxy Statement.

25.
Please revise the bullet point discussing the opportunity shareholders will have to sell their holdings to less than 400 shares to reflect your disclosure that because of the limited trading volume of the company’s shares, the chance to sell shares prior to the time of the transaction may only be theoretical.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 15 of the Preliminary Proxy Statement to explain the difficulty of purchasing additional shares in order to reach the 400 share threshold.

Fairness of the Split Transaction

26.
See our comment no. 25 above. Expand this section to separately address fairness to those shareholders being cashed out in the split and those who will remain as holders of shares that will not longer be registered under Section 12 of the Exchange Act.

Response: In response to the Staff’s comments, the Company has expanded the disclosure on page 16 of the Preliminary Proxy Statement to separately address fairness both to shareholders who will be cashed out in the split and those who will remain as holders of shares that will no longer be registered under Section 12 of the Exchange Act.

27.
All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally considered relevant when assessing the fairness of the consideration to be offered to unaffiliated shareholders. To the extent that the Board did not consider any one or more of those factors, or considered them but gave them little weight in the context of this transaction, this fact may be an important part of the Board’s decision-mating process that should be explained for shareholders. Please revise to discuss how the Board considered each of the Instruction 2 factors, or to explain why it did not consider certain of those factors, in reaching its fairness determination.

Response: In response to the Staff’s comments, the Company has expanded the disclosure in the “Summary of Financial Analyses” section of the Preliminary Proxy Statement on page 17 to include the Board’s analysis of the various factors listed in Instruction 2 to Item 1014 of Regulation M-A.

28.
We assume the affiliates of Northway are individually taking a position on the fairness of the reverse and forward splits because you believe they are individually engaged in this going private transaction. If so, they must also be listed as filers on the Schedule 13E-3 and must each sign that Schedule in their individual capacities. Please revise or advise.

Response: In response to the Staff’s comment, the Company respectfully submits that it does not believe that any of its directors or executive officers is individually “engaged in a going private transaction” within the meaning of Rule 13e-3 and thus required to file a Schedule 13E-3. As such, the Company has revised page 15 of the Preliminary Proxy Statement to delete the language stating that directors and executive officers are individually taking a position on the fairness of the reverse and forward splits.

Fairness Opinion of Northeast Capital

29.
We note your disclosure that Northeast Capital reviewed “certain forecasts and supporting information prepared by the Company’s management” as well as “discussions with Northway’s management regarding...management’s opinion of future business prospects for Northway, including financial forecasts and projections of the Company prepared by management.” Please note that any non-public information, including projections, provided to Northeast Capital in formulating its analysis should be summarized in the filing. If such information was used, please indicate whether the Board reviewed, for accuracy and completeness, this information and whether and how the Board determined that the financial advisor’s reliance upon those materials was reasonable. Please also confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Northeast Capital and used to formulate its opinion, including the specific assumptions outlined in Northeast Capital’s fairness opinion.

Response: In response to the Staff’s comments, the Company has revised page 17 of the Preliminary Proxy Statement to disclose that the Board reviewed the non-public information provided to Northeast Capital for completeness and accuracy, and how the Board determined that Northeast Capital’s reliance on such information was reasonable. The Company also confirms that it has disclosed all projections and underlying assumptions of the Company that were supplied to Northeast Capital.

30.
To the extent that the projections that have been disclosed and will be disclosed have not been prepared in accordance with GAAP, advise us what consideration you have given to whether they require additional disclosure pursuant to Rule 100(a) of Regulation G.

Response: In response to the Staff’s comments, the Company has revised page 17 of the Preliminary Proxy Statement to provide additional disclosure pursuant to Rule 100(a) of Regulation G.

31.
Under “Summary of Financial Analyses,” fill in the blanks for the date of the updated fairness opinion provided by Northeast. See our comment above regarding the need to file as exhibits and describe both preliminary or draft as well as final reports.

Response: In response to the Staff’s comments, the Company confirms that it will provide the date of the updated fairness opinion in the definitive proxy statement and file the updated opinion and related reports as exhibits to the definitive proxy statement and the Schedule 13E-3.

Appraisal Rights and Dissenters’ Rights

32.	You state that appraisal rights may be available under state law. Please revise to clarify the conditions under which they are or are not available.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 24 of the Preliminary Proxy Statement to clarify the conditions under which dissenters’ rights are available under New Hampshire Law.

33.	Revise this section to disclose the procedures required to perfect holders’ dissenters’ rights.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 24 of the Preliminary Proxy Statement to disclosure the procedures required to perfect holders’ dissenters’ rights under New Hampshire Law.

Selected Historical and Pro Forma Financial Data

34.	Please remove the qualification found in the first paragraph of this section. Security holders are entitled to rely upon the information presented in the disclosure document.

Response: In response to the Staff’s comments, the Company has deleted the qualification on page 25 of the Preliminary Proxy Statement.

35.
Please revise to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item I010(a)(3) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) of Regulation M-A requires that the company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

Response: In response to the Staff’s comments, the Company has expanded the tabular disclosure on page 25 of the Preliminary Proxy Statement to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K

Elements of Compensation

36.
We note that you mention that Mr. Woodward receives additional benefits and that his total compensation set forth in the Summary Compensation Table is notably greater than those of the other named executive officers. In the last paragraph of Section II(B)(1) of Release 33-8732A, the Commission stated that material differences in the compensation policies between the named executive officers should be discussed. Please revise your Compensation Discussion and Analysis to address the difference. Please also refer to Item 402(b)(2)(viii).

Response: In response to the Staff’s comments, the Company has revised the Compensation Discussion and Analysis on page 32 of the Preliminary Proxy Statement to further address Mr. Woodard’s compensation.

37.	Instead of using the word “certain,” please identify the officers with whom the company has entered into employment agreements and change-in-control agreements.

Response: In response to the Staff’s comments, the Company has revised page 32 of the Preliminary Proxy Statement to identify the specific Named Executive Officers with whom the Company has entered into employment and change-in-control agreements.

Process

38.
In discussing process, you state that there are various objectives and benchmarks against which individual performance is measured, but you provide very little detail as to the nature of these objectives and benchmarks. Please revise to describe more specifically the criteria, objectives, and benchmarks used for making compensation decisions. To the extent that those criteria, objectives, and benchmarks are specific to particular officers, disclose this. Refer to Item 402(b)(2)(v) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has expanded the disclosure related to the criteria, objectives and benchmarks used for making compensation decisions on pages 32-33 of the Preliminary Proxy Statement.

39.
Please revise to disclose more specifically the degree to which increases in salary or bonuses require an increase in the employee’s production levels. In other words, what is the degree of difficulty involved in reaching a higher benchmark and obtaining a corresponding increase in compensation?

Response: In response to the Staff’s comments, the Company has expanded the disclosure on page 33 of the Preliminary Proxy Statement.

40.	Please disclose the benchmarks based on the comparative compensation of other financial institutions and identify the members of the peer group. Refer to Item 402(b)(2)(xiv).

Response: In response to the Staff’s comments, the Company has expanded the disclosure on page 33 of the Preliminary Proxy Statement.

Annual Cash Bonuses

41.
Please expand the disclosure to specify how and to what extent individual performance and the bank’s performance are used as the basis for determining cash bonus payments. For example, disclose the targets or other measures used to determine the bank’s performance. Clarify whether individual performance is only considered if the company’s performance exceeds a certain measure. If there is a base company performance necessary to consider individual performance, disclose that base. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has expanded the disclosure in the Annual Cash Bonus section on page 34 of the Preliminary Proxy Statement.

Information Incorporated by Reference

42.
Neither Rule 13e-3 nor Schedule 14A allow you to forward incorporate by reference to documents not yet filed with the SEC. If you wish to incorporate by reference such future filings, you must amend these filings to specifically name them. Please remove the last paragraph beginning on page 54 and ending on the top of page 55.

Response: In response to the Staff’s comments, the Company has deleted the paragraph incorporating by reference documents not yet filed with the SEC.

Available Information

43.	Please note that the address of the SEC has changed. The SEC’s Public Reference Room is now at 100 F Street, N.E., Washington DC 20549.

Response: In response to the Staff’s comments, the Company has corrected the SEC’s address on page 39 of the Preliminary Proxy Statement.

Preliminary Proxy Card

44.	Please revise to indicate that this proxy card is in preliminary form. See Rule 14a-15(e)(1) of Regulation 14A.

Response: In response to the Staff’s comments, the Company has revised the proxy card to indicate that it is in preliminary form.

    If you should have any questions regarding the Amendments or the responses contained in this letter, please do not hesitate to call me at (603) 752-1171 extension 2668.

Sincerely,
NORTHWAY FINANCIAL, INC.

Richard P. Orsillo
Senior Vice President
Chief Financial Officer

cc:  William P. Mayer, Esquire
Goodwin Procter LLP
One Exchange Place
Boston MA 02109